SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________
AMENDMENT NO. 2 TO
SCHEDULE TO
(RULE 13e-4)
TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
___________________
LAM RESEARCH CORPORATION
(Name of Subject Company (Issuer) and Filing Person (offeror))
Options to Purchase Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
512807108
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
___________________
George M. Schisler, Jr.
Vice President, General Counsel and Secretary
Lam Research Corporation
4650 Cushing Parkway
Fremont, CA 94538
(510) 572-0200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)
Copy to:
Mark Weeks, Esq.
Richard A. Grimm, Esq.
Heller Ehrman LLP
275 Middlefield Road
Menlo Park, CA 94025
(650) 324-7000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$28,186,619.04	$1,107.73

*	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible for the offer will be tendered pursuant to this offer. These options have an aggregate value of $28,186,619.04 calculated based on the average of the high and low prices of the Company’s common stock as reported on The NASDAQ Global Select Market on March 31, 2008.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,107.73
Form or Registration No.:	005-35859
Filing party:	Lam Research Corporation
Date filed:	April 3, 2008
☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐      third party tender offer subject to Rule 14d-1.
☑      issuer tender offer subject to Rule 13e-4.
☐      going-private transaction subject to Rule 13e-3.
☐      amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☑

ITEM 4. TERMS OF THE TRANSACTION.
SIGNATURE

     This Amendment No. 2 (the “Final Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) relating to an offer (the “Offer”) by Lam Research Corporation, a Delaware corporation (the “Company”), to amend certain outstanding options as set forth under the Offer to Amend Certain Outstanding Options, as amended and restated on April 16, 2008 (the “Offer to Amend”), which is filed as Exhibit (a)(1)(A) to the Schedule TO and incorporated herein by reference. The purpose of this Final Amendment is to report the results of the Offer.
     The information in the Offer to Amend is hereby expressly incorporated herein by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used herein but not defined have the meanings ascribed to such terms in the Offer to Amend.
ITEM 4. TERMS OF THE TRANSACTION.
(a)	Material terms.
Item 4(a) of the Schedule TO is hereby amended by adding the following sentences:
The Offer expired at 11:59 p.m., Eastern Daylight Time, on May 1, 2008. Eligible Options relating to 702,947 shares were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Eligible Options were accepted for amendment by the Company in accordance with the terms of the Offer to Amend. The Company will issue a cash payment on the first payroll date in January 2009 with respect to tendered Eligible Options equal to the difference between the new exercise price of the amended option and the original exercise price of each unexercised option, less applicable tax withholding, all upon the terms and subject to the conditions set forth in the Offer to Amend.
     This Final Amendment is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Lam Research Corporation
By:	/s/ George M. Schisler
George M. Schisler, Jr., Vice President, General Counsel and Secretary
Date: May 2, 2008